UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces Completion of Delisting of Shares on Oslo Stock Exchange
Hamilton, Bermuda, September 9, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE: SDRL) announced today that it has completed the delisting of its shares on the Oslo Stock Exchange. The Company’s shares will remain listed on the New York Stock Exchange under the symbol “SDRL”. Additional information about the delisting can be found on the investor relations portion of the Company’s website, www.seadrill.com.
About Seadrill
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.
Contact
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: September 10, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.